

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 13, 2017

Jeffrey Sherman
Chief Financial Officer
HMS Holdings Corp.
5615 High Point Drive
Irving, TX 75038

     Re: HMS Holdings Corp.
            Form 10-K for the Fiscal Year Ended December 31, 2016
            Filed June 6, 2017
            File No. 000-50194

Dear Mr. Sherman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Craig D. Wilson

                      Craig D. Wilson
                      Sr. Asst. Chief Accountant
                      Office of Information Technologies
                      and Services